                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-71409
                                                Registration No. 333-91195

           Prospectus Supplement to Prospectus dated March 29, 1999.

                                 $3,000,000,000

                    [logo of Lockheed Martin appears here]


                 $750,000,000 7.95% Notes due December 1, 2005
                $1,000,000,000 8.20% Notes due December 1, 2009
              $1,250,000,000 8.50% Debentures due December 1, 2029

                               ----------------

  Lockheed Martin is offering two series of notes and one series of debentures. Lockheed Martin will pay interest on both series of notes and the series of debentures on June 1 and December 1 of each year. Lockheed Martin will make the first interest payment on June 1, 2000. Lockheed Martin will issue the notes and debentures only in denominations of $1,000 and integral multiples of $1,000.

  Lockheed Martin may not redeem any of the 7.95% Notes or the 8.20% Notes prior to maturity. Lockheed Martin has the option to redeem all or a portion of the 8.50% Debentures at any time at the redemption prices set forth in this prospectus supplement.

                               ----------------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                           Per                  Per
                          7.95%                8.20%               Per 8.50%
                          Note      Total      Note      Total     Debenture     Total
                         ------- ------------ ------- ------------ --------- --------------
Initial public offering
 price.................. 99.808% $748,560,000 99.983% $999,830,000  99.609%  $1,245,112,500
Underwriting discount...   .600%   $4,500,000   .650%   $6,500,000    .875%     $10,937,500
Proceeds, before
 expenses, to Lockheed
 Martin................. 99.208% $744,060,000 99.333% $993,330,000  98.734%  $1,234,175,000

  The initial public offering prices set forth above do not include accrued interest, if any. Interest on the notes and debentures will accrue from November 23, 1999 and must be paid by the purchaser if the notes and debentures are delivered after November 23, 1999.

                               ----------------

  The Underwriters expect to deliver the notes and debentures in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on November 23, 1999.

                          Joint Book-Running Managers

Goldman, Sachs & Co.                                           J.P. Morgan & Co.

                               ----------------

Banc of America Securities LLC
     Banc One Capital Markets, Inc.
                Bear, Stearns & Co. Inc.
                         Credit Suisse First Boston
                                  Deutsche Banc Alex. Brown
                                           Nesbitt Burns Securities Inc.
                                                           Salomon Smith Barney

                               ----------------

                 Prospectus Supplement dated November 18, 1999.

  You should rely only on the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the notes and the debentures only in places where sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

                           Forward-Looking Statements

  We make statements in this prospectus supplement, the prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we may project. We do not have an obligation to publicly update or revise any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date they were made. These risks, uncertainties and other important factors include our ability to identify and negotiate strategic alliances or joint ventures to pursue various business opportunities, our ability to consummate the sale of certain operating units and the success of our efforts to strategically realign our businesses and to reorganize our management structure. See "Forward-Looking Statements" in the prospectus and the documents incorporated by reference for other risks, uncertainties and other important factors to consider.

  In addition, as for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent nature of projections and may be better or worse than projected. The forward-looking statements that relate to future financial results are not financial statements, are not audited and are not prepared in accordance with generally accepted accounting principles. These future financial results exclude nonrecurring and unusual items that may have a positive or negative effect on our projections. We expressly disclaim a duty to provide updates to these forward-looking statements or the estimates and assumptions associated with them, after the date they were made to reflect events or circumstances or changes in expectations or the occurrence of anticipated events.

                              Recent Developments

Ongoing Strategic Review of Our Businesses

  In September 1999, we announced a major organizational realignment, which includes realigning our businesses, flattening our management structure, reducing corporate staff, evaluating the divestiture of non-core operations and enhancing financial management processes. Our new organizational structure, among other things, consolidated and refocused our lines of business from

27 to 17, reassigned certain key senior management and realigned our sector organizational layer from five to four core business areas. On an ongoing basis, we will continue to explore the sale of various investment holdings and excess real estate, to review our businesses to identify ways to improve organizational effectiveness and performance and to clarify and focus on our core business strategy.

  Business Areas

  Our four core business areas are:

  . Systems Integration, with 1998 sales of approximately $10.9 billion, includes command, control, communications, computers and intelligence
     (C4I) systems; electronics platform integration; missiles and fire control systems; and naval electronics and surveillance systems.

  . Space Systems, with 1998 sales of approximately $7.0 billion, includes space launch, commercial and government satellites, and strategic missiles lines of business. Space Systems programs include our Titan and Atlas launch vehicle families, the Proton launch vehicle through our joint ventures with two Russian aerospace companies, the Super Lightweight external fuel tank for the NASA space shuttle, the A2100 communications satellite and the Trident II (D5) fleet ballistic missile.

  . Aeronautical Systems, with 1998 sales of approximately $5.5 billion, includes tactical aircraft, airlift, and aeronautical research and development lines of business. Major Aeronautical Systems programs include the F-16 multi-role fighter, the F-22 air-superiority fighter, the C-130J airlift aircraft, the Joint Strike Fighter (JSF) and the X-33 reusable launch vehicle programs.

  . Technology Services, with 1998 sales of approximately $2.0 billion, includes federal services, energy programs and aeronautical services lines of business.

  All other activities outside of these four core business areas will be included in our Corporate and Other segment, which includes the commercial information technology and state and local government services lines of business. The Corporate and Other segment also includes Lockheed Martin Global Telecommunications, Inc. (LMGT), a wholly-owned subsidiary that was formed from the combination of our investments in certain joint ventures and businesses. After consummation of the merger, COMSAT's business operations and the operations of LMGT will be integrated. Given the substantial investment needed to grow our global telecommunications services business, we may seek support from strategic partners for LMGT or raise capital from the public debt or equity markets, although we cannot predict the outcome of these efforts.

  Possible Divestitures

  We are considering a number of operating units for possible divestiture, subject to appropriate valuation, negotiation and corporate approval. Each operating unit identified specializes in components that are outside our redefined core business areas. At this time, the operating units identified for possible divestiture are:

  . Aerospace Electronics Systems, which includes Sanders in Nashua and Manchester, New Hampshire; Infrared Imaging Systems in Lexington, Massachusetts; Fairchild Systems in

     Syosset and Yonkers, New York and Milpitas, California; and our space electronics product line in Manassas, Virginia, other than the undersea systems business and Defense Message System program;

  . the Control Systems Business, which includes flight controls, digital engine controls, launch vehicle controls and hybrid-electric propulsion systems, in Johnson City, New York and Ft. Wayne, Indiana;

  . the Environmental Management Business, which includes Hanford Corporation of Richland, Washington; Retech of Ukiah, California; and the Energy Technologies unit, other than energy defense programs and energy research, which will be retained as core businesses within the technology services business area, based in Bethesda, Maryland.

  For these possible divestitures, we announced in September 1999 that we expect that the divestiture evaluation process will take six to nine months to complete. Our ability to complete this process is dependent upon general market conditions, market conditions relating to the financing of these types of transactions, the evaluation by prospective purchasers of the businesses identified as candidates for sale, the performance and prospects of those businesses and the potential effect of the divestitures on shareholder value.

  Based on preliminary data, and assuming that all of the potential transactions listed above are approved by our Board of Directors and ultimately consummated in the future, management estimates that the potential one-time effects, if combined, could result in a decrease to net earnings of approximately $1 billion. However, the potential proceeds from these transactions, if consummated, could generate in excess of $1 billion in cash that, after transaction costs and associated tax payments, will be used to pay down debt. Financial effects, if any, that may result will be recorded when the transactions are consummated or when losses can be estimated. Management cannot predict the timing of the potential divestitures, the amount of proceeds that may be realized or whether any or all of the potential transactions will take place.

 Reposition Certain Related High-Growth Businesses

  In addition to the above initiatives, we also announced that we intend to evaluate alternatives relative to maximizing the value of three business units that serve the commercial information technology and state and local government services markets. These units have been identified by management as having high growth potential but are distinct from our core business segments. As each of these businesses will require additional capital and expertise to fully maximize its value, we may seek support through strategic partnerships or joint ventures, or by accessing public equity markets, although we cannot predict the outcome of those efforts.


Transaction with COMSAT

  The accompanying prospectus summarizes the agreement we entered into with COMSAT Corp. in September 1998. On September 18, 1999, in connection with the first phase of this transaction, after satisfaction of all conditions to closing, including COMSAT shareholder and applicable government agency approvals, we completed a tender offer for approximately 26 million shares of common stock for $45.50 per share for an aggregate cost of approximately $1.2 billion. As a result, we now own approximately 49% of the outstanding common stock of COMSAT.

  On September 17, 1999, PanAmSat Corporation filed pleadings in the United States District Court of Appeals for the District of Columbia Circuit seeking a review of certain actions taken by the FCC which resulted in the FCC's authorization to proceed with the Tender Offer. Lockheed Martin and COMSAT have each filed pleadings stating their intention to intervene in the matters before the court.

  The second phase of the transaction, which will result in consummation of the COMSAT merger, is to be accomplished by an exchange of one share of our common stock for each remaining share of COMSAT common stock. Consummation of the COMSAT merger remains contingent on the satisfaction of certain conditions, including the enactment of federal legislation necessary to remove existing restrictions on ownership of shares of COMSAT common stock and receiving appropriate government agency approvals for the COMSAT merger. Legislation necessary to remove these restrictions cleared the U.S. Senate on July 1, 1999. On November 10, 1999, the U.S. House of Representatives also passed legislation, which, if adopted into law, would remove these restrictions. There are substantial differences between the two bills which we hope will be resolved in conference. As it is likely that Congress will adjourn in the near future, there is no assurance that this will occur during this legislative session or at all, or that any legislation that does become law would not have an adverse effect on COMSAT's business.

  There are several features of the legislation that passed the U.S. House of Representatives that, if passed into law, would likely significantly injure COMSAT's business. Although we anticipate a favorable outcome in conference, if Congress enacts legislation that we determine in good faith (after consultation with COMSAT) would reasonably be expected to have a Significant Adverse Effect on COMSAT's business (as defined in the Merger Agreement), we would have the right to elect not to complete the COMSAT merger. If the COMSAT merger is not completed by September 18, 2000, under the terms of the Merger Agreement, we or COMSAT could terminate the Merger Agreement, we could elect not to exercise this right or the parties could agree to extend this date. If the COMSAT merger is not consummated, we will not be able to achieve all of our objectives with respect to the COMSAT transaction and will be unable to exercise control over COMSAT.

Discussions with the United Arab Emirates

  In 1998, the United Arab Emirates selected our new "Block 60" F-16 as its advanced fighter aircraft. Representatives of the U.S. Government, the government of the United Arab Emirates and Lockheed Martin have engaged in extensive negotiations relating to the sale of these aircraft. Significant negotiations continued during the recent Dubai Air Show but final contract terms were not reached. There is no assurance that a final agreement will be reached or the timing of any agreement.

                                Use of Proceeds

  We will use the net proceeds from the sale of the notes and the debentures, estimated to be $2,969,946,000 after deducting underwriting discounts and estimated expenses, to repay indebtedness and for general corporate purposes. The indebtedness to be repaid represents the indebtedness incurred under our credit facilities and a portion of the indebtedness incurred upon the issuance of commercial paper. As of November 17, 1999, our commercial paper bears interest at a weighted average rate of 6.66% per annum with a weighted average maturity of 55.8 days. At September 30, 1999, we had $2 billion of commercial paper that was classified as long-term debt. As of November 17, 1999, our credit facilities bear interest at a weighted average rate of 6.0875% per annum with a weighted average maturity of 22 days. As of November 17, 1999, the weighted average rate and weighted average maturity of our commercial paper together with our credit facilities was 6.28% per annum and 33.3 days, respectively.

                                 Capitalization

  The following table shows our capitalization on a consolidated basis as of September 30, 1999, and as adjusted to reflect the issuance of the notes and the debentures and the repayment of existing indebtedness.

                                  As of
                           September 30, 1999
                               (Unaudited)
                           --------------------
                           Actual   As Adjusted
                           -------  -----------
                              (In millions)
Short-term debt and
 current maturities of
 long-term debt........... $ 1,570    $   570
Long-term debt:
 7.95% Notes due December
  1, 2005.................     --         750
 8.20% Notes due December
  1, 2009.................     --       1,000
 8.50% Debentures due
  December 1, 2029........     --       1,250
 Commercial paper.........   2,000        --
 Other....................   8,463      8,463
                           -------    -------
  Total long-term debt....  10,463     11,463
Stockholders' equity:
 Common stock.............     394        394
 Additional paid-in
  capital.................     187        187
 Retained earnings........   5,695      5,695
 Accumulated other
  comprehensive income....       9          9
 Unearned ESOP shares.....    (159)      (159)
                           -------    -------
  Total stockholders'
   equity.................   6,126      6,126
                           -------    -------
Total capitalization...... $18,159    $18,159
                           =======    =======

                       Ratio of Earnings to Fixed Charges

  For the nine months ended September 30, 1999 and September 30, 1998, the unaudited ratios of earnings to fixed charges were 2.2X and 3.0X, respectively. Our computation of the ratio of earnings to fixed charges includes Lockheed Martin, our consolidated subsidiaries and companies in which we own 50% or less of the equity. "Earnings" are determined by adding "total fixed charges," excluding interest capitalized, to earnings from continuing operations before income taxes, eliminating equity in undistributed earnings and adding back losses of companies in which we own at least 20% but less than 50% of the equity. "Total fixed charges" consists of interest on all indebtedness, amortization of debt discount or premium, interest capitalized and an interest factor attributable to rents.

                   Selected Historical Financial Information

  We are providing the following financial information to aid you in analyzing the financial aspects of this offering. The table presents certain of our historical financial information on a consolidated basis. The information was derived from our audited financial statements for the years ended December 31, 1997 and 1998, supplemented by the Current Report on Form 8-K we filed on October 27, 1999 relating to our new organizational realignment, and unaudited financial statements for the nine months ended September 30, 1998 and 1999. In management's opinion, the interim financial data include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position for each of the periods presented. Results for the nine months ended September 30, 1999 are not necessarily indicative of results which may be expected for any other interim period or for the 1999 year as a whole. This information is only a summary and you should read it in conjunction with Lockheed Martin's historical financial statements and related notes contained in our annual reports and other information we have filed with the SEC. See "Where You Can Find More Information" in the prospectus.

                                                At or for
                                               Nine Months
                                                  Ended         At or for
                                              September 30,    Year Ended
                                               (Unaudited)    December 31,
                                             --------------- ----------------
                                             1999(3) 1998(4) 1998(5)  1997(6)
                                             ------- ------- -------  -------
                                             (In millions, except per share
                                                          data)
Income Statement Data:
Net sales
  Systems Integration....................... $ 7,980 $ 7,702 $10,895  $10,853
  Space Systems.............................   4,345   5,332   7,039    7,931
  Aeronautical Systems......................   3,980   3,974   5,459    5,319
  Technology Services.......................   1,569   1,408   1,935    1,989
  Corporate and Other.......................     674     670     938    1,977
                                             ------- ------- -------  -------
    Total................................... $18,548 $19,086 $26,266  $28,069
                                             ======= ======= =======  =======
Operating profit (loss)(1)
  Systems Integration....................... $   712 $   723 $   949  $   843
  Space Systems.............................     268     750     954    1,090
  Aeronautical Systems......................     151     471     649      561
  Technology Services.......................      97     102     135      187
  Corporate and Other.......................      80      10    (165)      98
                                             ------- ------- -------  -------
    Total................................... $ 1,308 $ 2,056 $ 2,522  $ 2,779
                                             ======= ======= =======  =======
Earnings before cumulative effect of change
 in accounting.............................. $   444 $   876 $ 1,001  $ 1,300
                                             ======= ======= =======  =======
Net earnings................................ $    89 $   876   1,001    1,300
                                             ======= ======= =======  =======
Net earnings (loss) per common share(2)
Basic:
  Before cumulative effect of change in
   accounting............................... $  1.16 $  2.33 $  2.66  $ (1.56)
  Net earnings (loss) ...................... $   .23 $  2.33 $  2.66  $ (1.56)
                                             ======= ======= =======  =======
Diluted:
  Before cumulative effect of change in
   accounting............................... $  1.16 $  2.30 $  2.63  $ (1.56)
  Net earnings (loss) ...................... $   .23 $  2.30 $  2.63  $ (1.56)
                                             ======= ======= =======  =======
Cash dividends declared per common share.... $   .66 $   .60 $   .82  $   .80
                                             ======= ======= =======  =======

                                             At or for
                                         Nine Months Ended    At or for
                                           September 30,     Year Ended
                                            (Unaudited)     December 31,
                                         ----------------- ---------------
                                         1999(3)  1998(4)  1998(5) 1997(6)
                                         -------- -------- ------- -------
                                                   (In millions)
Cash Flow Data:
Depreciation and amortization........... $    705 $    744 $ 1,005 $ 1,052
Expenditures for property, plant and
 equipment..............................      442      477     697     750
Dividends on common and preferred
 stock..................................      258      229     310     352
Balance Sheet Data:
Cash and cash equivalents............... $    --  $    183 $   285 $   --
Total assets............................   29,558   29,762  28,744  28,361
Short-term borrowings...................    1,223    1,193   1,043     494
Current maturities of long-term debt....      347      579     886     876
Total debt..............................   12,033   11,955  10,886  11,898
Stockholders' equity....................    6,126    6,008   6,137   5,176

--------
(1) Operating profit (loss) is defined as earnings (loss) before interest and taxes.
(2) All share and per share amounts have been restated to reflect a two-for-one stock split in the form of a stock dividend in December 1998.
(3) Includes adjustments for changes in estimates in the Aeronautical Systems segment related to the C-130J airlift aircraft program which reduced operating profit by $197 million, and negatively impacted net earnings by $128 million, or $.33 per diluted share. Also includes adjustments for changes in estimates in the Space Systems segment related to the Titan IV program which reduced operating profit by $84 million, and negatively impacted net earnings by $54 million, or $.14 per diluted share. Includes the effects of nonrecurring and unusual items in the Space Systems segment which, on a combined basis, impacted operating profit and net earnings by less than $5 million. Also includes the effects of nonrecurring and unusual gains in the Corporate and Other segment which increased operating profit by $148 million, and favorably impacted net earnings by $95 million, or $.24 per diluted share. Includes a cumulative effect adjustment related to a change in the method of accounting for the costs of start-up activities, which negatively impacted net earnings by $355 million, or $.93 per diluted share.
(4) Includes an adjustment for a change in estimate in the Space Systems segment related to the Atlas II program which increased operating profit by $120 million, and increased net earnings by $78 million, or $.21 per diluted share. Also includes the effects of a nonrecurring and unusual gain in the Corporate and Other segment which contributed $18 million to operating profit and increased net earnings $12 million, or $.03 per diluted share.
(5) In addition to the items in (4) above, includes the effects of a nonrecurring and unusual charge recorded in the Corporate and Other segment which negatively impacted operating profit (loss) by $233 million, and decreased net earnings by $183 million, or $.48 per diluted share.
(6) Includes the effects of a tax-free gain recorded in the Corporate and Other segment which increased operating profit by $311 million, and the effects of nonrecurring and unusual charges of $457 million (decreased segment operating profit as follows: Systems Integration--$71 million; Space Systems--$87 million; Aeronautical Systems--$20 million; Technology Services--$24 million; Corporate and Other--$255 million), $303 million after tax, which, on a combined basis, decreased the diluted loss per share by $.02. Loss per share also includes the effects of a deemed dividend resulting from a transaction with the holder of Lockheed Martin's series A preferred stock which reduced the basic and diluted per share amounts by $4.93.

                         Description of Debt Securities

  The following description of the particular terms of the notes and the debentures offered by this prospectus supplement is in addition to the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus. You should read the indenture for terms that may be important to you. A copy of the indenture will be provided to you upon request.

  We will issue the notes and the debentures in the aggregate principal amount of $3,000,000,000.

  We will issue the 7.95% Notes in the aggregate principal amount of $750,000,000, the 8.20% Notes in the aggregate principal amount of $1,000,000,000 and the 8.50% Debentures in the aggregate principal amount of $1,250,000,000. The 7.95% Notes will mature on December 1, 2005, the 8.20%
Notes will mature on December 1, 2009 and the 8.50% Debentures will mature on December 1, 2029. We will issue the notes and the debentures only in book-entry form, in denominations of $1,000 and integral multiples of $1,000. The notes and the debentures will bear interest at the annual rates shown on the cover of this prospectus supplement and will accrue interest from November 23, 1999 or from the most recent date to which interest has been paid or provided for. Interest will be payable twice a year, on June 1 and December 1, beginning on June 1, 2000, to the person in whose name a note or debenture is registered at the close of business on the May 15 or November 15 that precedes the date on which interest will be paid. The notes and the debentures will not be subject to any sinking fund or mandatory redemption provisions.

Further Issuances

  We may, without the consent of the holders of the applicable series of notes or debentures, issue additional notes or debentures having the same ranking and the same interest rate, maturity and other terms as the applicable debt securities. Any additional notes or debentures with the same terms, together with the applicable debt securities, will constitute a single series of notes or debentures under the indenture. No additional notes or debentures may be issued if an event of default has occurred with respect to the applicable series of notes or debentures.

Optional Redemption

  We cannot redeem the 7.95% Notes or the 8.20% Notes prior to their maturity.

  We may, at our option, redeem all or any part of the 8.50% Debentures. If we choose to do so, we will mail a notice of redemption to you not less than 20 days and not more than 60 days before this redemption occurs. The redemption price will be equal to the greater of:

  (1) 100% of the principal amount of the debentures to be redeemed; and

  (2) the sum of the present values of the Remaining Scheduled Payments on the debentures, discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 25 basis points.

  In either case, the redemption price will also include interest accrued to the date of redemption on the principal balance of the debentures being redeemed.

  "Treasury Rate" means, for any redemption date, the annual rate equal to the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue equal to the Comparable Treasury Price, expressed as a percentage of its principal amount, for that redemption date. The yield of the Comparable Treasury Issue will be computed as of the second business day immediately preceding the redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by one of the investment banking firms named below that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the applicable remaining term of the debentures.

  The investment banks we may use to select a Comparable Treasury Issue for this purpose are Goldman, Sachs & Co. and J.P. Morgan Securities Inc., each of their successors, and any two other nationally recognized investment banking firms that we will appoint from time to time that are primary dealers of U.S. government securities in New York City, each of whom we call a "Reference Treasury Dealer." If any of the firms named in the preceding sentence ceases to be a primary dealer of U.S. government securities in New York City, we will appoint another nationally recognized investment banking firm as a substitute.

  "Comparable Treasury Price" means, for any redemption date:

  (1) the average of the Reference Treasury Dealer Quotations obtained by the trustee for that redemption date after excluding the highest and lowest of those Reference Treasury Dealer Quotations; or

  (2) if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all those quotations.

  "Reference Treasury Dealer Quotation" means, with respect to any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by a Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding that redemption date. The trustee shall seek Reference Treasury Dealer Quotations in respect of any redemption date from each of the then-existing Reference Treasury Dealers.

  "Remaining Scheduled Payments" means, with respect to each debenture being redeemed, the remaining scheduled payments of principal and interest on that debenture that would be due after the related redemption date but for the redemption. If, however, the redemption date is not an interest payment date with respect to that debenture, the amount of the next succeeding scheduled interest payment on that debenture that would have been due will be reduced by the amount of interest accrued on the debenture to the redemption date.

  On or after any redemption date, the debentures or any portion of the debentures called for redemption will stop accruing interest. On or before any redemption date, we will deposit with the paying agent or the trustee money sufficient to pay the accrued interest on the debentures to be redeemed and their redemption price. If less than all of the debentures are redeemed, the trustee will choose the debentures to be redeemed by any method that it deems fair and appropriate.

Ranking

  The notes and the debentures of each series will be our unsecured and unsubordinated obligations and will rank equally in right of payment with the notes or debentures of the other series and with all of our other senior unsecured and unsubordinated indebtedness.

Defeasance

  We may discharge or defease certain of our obligations with respect to the notes or the debentures by irrevocably depositing with the trustee, in trust, cash or government securities sufficient to pay all sums due on the notes or the debentures, respectively. The establishment of such a trust will be conditioned on the delivery by Lockheed Martin to the trustee of an opinion of counsel, who may be counsel to Lockheed Martin, to the effect that, based on applicable U.S. federal income tax law or a ruling published by the United States Internal Revenue Service, the defeasance and discharge will not be deemed, or result in, a taxable event with respect to the holders of the notes or the debentures.

Book-Entry Delivery and Settlement

  We will issue the notes and the debentures of each series in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

  DTC has advised us as follows:

  . DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934;

  . DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates;

  . direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

  . access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

  . the rules applicable to DTC and its participants are on file with the SEC.

  DTC has also advised us that:

  . DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after

     January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

  . DTC's ability to perform its services properly also is dependent upon other parties, including issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the financial community that it is contacting, and will continue to contact, third-party vendors from whom DTC acquires services to impress upon them the importance of such services being Year 2000 compliant and to determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their systems. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

  . The foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

  We have provided the following description of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither Lockheed Martin, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

  We expect that under procedures established by DTC:

  . upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes, and

  . ownership of the notes and the debentures will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

  The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes or the debentures represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes or the debentures represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

  So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes or the debentures represented by that global note for all purposes under the indenture and under the notes and the debentures. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes or debentures represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes or debentures and will not be considered the owners or holders thereof under the indenture or under the notes or the debentures for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes or debentures under the indenture or the global note.

  Neither Lockheed Martin nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes and the debentures by DTC or for maintaining, supervising or reviewing any records of those organizations relating to the notes or the debentures.

  Payments on the notes and the debentures represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes or the debentures represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

  Settlement for the notes and the debentures will be made by the underwriters in immediately available funds. The notes and the debentures will trade in DTC's Same-Day Funds Settlement System until maturity. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. So long as DTC continues to make its Settlement System available to Lockheed Martin, it is anticipated that payments of principal of and interest on the notes and the debentures will be made by us in immediately available funds.

                                  Underwriting

  Lockheed Martin and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes and debentures. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes and debentures indicated in the following table.

                                    Principal     Principal       Principal
                                    Amount of     Amount of       Amount of
          Underwriters             7.95% Notes   8.20% Notes   8.50% Debentures
          ------------             ------------ -------------- ----------------
Goldman, Sachs & Co. ............  $270,000,000 $  360,000,000  $  450,000,000
J.P. Morgan Securities Inc. .....   270,000,000    360,000,000     450,000,000
Banc of America Securities LLC...    30,000,000     40,000,000      50,000,000
Banc One Capital Markets, Inc. ..    30,000,000     40,000,000      50,000,000
Bear, Stearns & Co. Inc. ........    30,000,000     40,000,000      50,000,000
Credit Suisse First Boston
 Corporation.....................    30,000,000     40,000,000      50,000,000
Deutsche Bank Securities Inc. ...    30,000,000     40,000,000      50,000,000
Nesbitt Burns Securities Inc. ...    30,000,000     40,000,000      50,000,000
Salomon Smith Barney Inc. .......    30,000,000     40,000,000      50,000,000
                                   ------------ --------------  --------------
Total............................  $750,000,000 $1,000,000,000  $1,250,000,000
                                   ============ ==============  ==============

                               ----------------

  Notes and debentures sold by the underwriters to the public will initially be offered at the respective initial public offering prices set forth on the cover of this prospectus supplement. Any notes or debentures sold by the underwriters to securities dealers may be sold at such price less a concession not in excess of .35% of the principal amount of the 7.95% Notes, .40% of the principal amount of the 8.20% Notes and .50% of the principal amount of the 8.50% Debentures. The underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the 7.95% Notes, the 8.20% Notes and the 8.50% Debentures, respectively, to other brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The notes and debentures are new issues of securities with no established trading market. Lockheed Martin has been advised by the underwriters that the underwriters intend to make a market in the notes and the debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes and debentures.

  In connection with the offering, the underwriters may purchase and sell the notes and debentures in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes or debentures than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes or debentures while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes or debentures sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes and the debentures. As a result, the price of the notes or the debentures may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

  Goldman, Sachs & Co., J.P. Morgan Securities Inc. and certain other underwriters are currently performing, have in the past performed, and may in the future perform, commercial or investment banking services for Lockheed Martin and its affiliates for which they have received, and may in the future receive, fees or other compensation. More than 10% of the net proceeds of this offering of notes and debentures, not including any underwriting compensation, will be used to repay indebtedness incurred upon the issuance of commercial paper and indebtedness outstanding under our credit facilities. Credit Suisse First Boston Corporation and affiliates of Goldman, Sachs & Co. are primary dealers of our commercial paper and are affiliated with members of the National Association of Securities Dealers, Inc. who will participate in this offering. Included among the banks which are party to our credit facilities are affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC and Salomon Smith Barney Inc., who are members of the NASD and will participate in this offering as underwriters. Accordingly, this offering is being made in compliance with NASD Rule 2710(c)(8). See "Use of Proceeds."

                        Validity of the Debt Securities

  King & Spalding, Washington, D.C., will issue an opinion about the legality of the notes and the debentures for us. Cravath, Swaine & Moore, New York, New York will pass on the validity of the notes and the debentures for the underwriters. Cravath, Swaine & Moore has in the past and continues to represent us in various matters not related to this offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus

                    [logo of Lockheed Martin appears here]

                          Lockheed Martin Corporation

                              6801 Rockledge Drive
                            Bethesda, Maryland 20817
                                 (301) 897-6000

                                           You should read the prospectus
  Debt Securities                          supplement and this prospectus
                                           carefully before you invest.

  This prospectus describes debt securities that we may issue and sell at various times:

  . our prospectus supplements will contain the specific terms of each series.

  . we can issue debt securities with a total offering price of up to $2.5 billion under this prospectus.

  . we may sell the debt securities to or through underwriters, dealers or agents. We also may sell debt securities directly to investors.

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                    This Prospectus is dated March 29, 1999.

                               Table of Contents

About This Prospectus.......................................................   2
Where You Can Find More Information.........................................   2
Forward-Looking Statements..................................................   3
Lockheed Martin Corporation.................................................   4
Use of Proceeds.............................................................   5
Ratio of Earnings to Fixed Charges..........................................   5
Description of Debt Securities..............................................   6
Plan of Distribution........................................................  12
Validity of the Debt Securities.............................................  13
Experts.....................................................................  13

                             About This Prospectus

  This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may sell any combination of the debt securities described in this prospectus in one or more offerings for total proceeds of up to $2.5 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the next heading, Where You Can Find More Information.

                      Where You Can Find More Information

  We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. You also can obtain information about us from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we already have filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the debt securities:

  .  our Annual Report on Form 10-K for the year ended December 31, 1998; and

  . our Current Reports on Form 8-K filed January 19, 1999, January 28, 1999, February 10, 1999 and February 16, 1999.

  You may read or copy these documents through our web site at http://www.lockheedmartin.com. You may request a copy of these filings at no cost, by writing or calling us at the following address:

                          Lockheed Martin Corporation
                              6801 Rockledge Drive
                            Bethesda, Maryland 20817
                                 (301) 897-6000
                         Attention: Corporate Secretary

  You should rely only on the information contained in, or incorporated by reference into, this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference is accurate as of any date other than the date of those documents.

  You may also obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the debt securities. The registration statement may contain additional information that may be important to you.

                           Forward-Looking Statements

  We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Sometimes these statements will contain words such as "believes," "expects," "intends," "plans" and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to be materially different from those we may project. These forward-looking statements also represent our estimates and assumptions only as of the date they were made. These risks, uncertainties and factors include:

  .  the effects of government budgets and requirements;

  .  worldwide general economic, business and regulatory conditions;

  . our "Year 2000" issues, including our international and third party issues;

  .  the timing of future government awards and contracts;

  . risks inherent in designing and implementing innovative advanced technology;

  .  our performance under existing government awards and contracts;

  .  whether the COMSAT transaction will be consummated; and

  . our ability to realize savings as a result of our global cost reduction program.

  Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the documents incorporated by reference for more information on these factors.

                          Lockheed Martin Corporation

  We are a highly diversified global enterprise principally engaged in the conception, research, design, development, manufacture, integration and operation of advanced technology products and services.

  We operate through five business sectors:

  . Space & Strategic Missiles sector -- designs, develops, manufactures and integrates space systems, including spacecraft, space launch vehicles, manned space systems and their supporting ground systems and services; strategic fleet ballistic missiles; and defensive missiles;

  . Electronics sector -- designs, develops, manufactures and integrates high performance electronic systems for undersea, shipboard, land, airborne and space programs;

  . Aeronautics sector -- designs, develops, manufactures and integrates airlift, tactical and reconnaissance aircraft as well as surveillance/command, maintenance/modification/logistics, and other development programs;

  . Information & Services sector -- designs, develops, integrates, and operates large, complex information systems which include command and control, intelligence, simulation and training and air traffic management; and provides state and local government transaction processing, commercial information technology services, and performs a broad range of engineering, science and technology services for federal government customers; and

  . Energy & Environment sector -- conducts and operates nuclear operations management, nuclear materials management and technology-driven remediation programs.

Expanding Our Global Network Telecommunications Services Business - Transaction Agreement with COMSAT Corporation

  In September 1998, we entered into an agreement with COMSAT Corporation to combine COMSAT with one of our subsidiaries in a two-phase transaction with an estimated value for COMSAT of approximately $2.7 billion as of that date. COMSAT is in the commercial satellite communications business. We believe that the combination is consistent with our strategic plans to expand into this business and enhance the combined companies' ability to increase its customer base and enhance its ability to provide existing customers with expanded services.

  In the first phase of this transaction, our subsidiary commenced a cash tender offer to purchase up to 49%, subject to certain adjustments, of the outstanding shares of COMSAT common stock at $45.50 per share. Currently, the tender offer expires on May 3, 1999, but it can be extended for periods of up to 60 days until at least the earlier of September 18, 1999 or satisfaction of certain conditions to closing. The second phase of the transaction is the completion of the merger through the exchange of one share of our common stock for each share of COMSAT common stock not purchased in the tender offer. COMSAT stockholders are scheduled to vote on the proposed merger at COMSAT's annual meeting of shareholders on June 18, 1999.

  Current FCC regulations do not allow a company that is not an "FCC authorized common carrier" to purchase more than 10% of COMSAT. We have filed an application with the FCC for our acquisition subsidiary to acquire a COMSAT common carrier subsidiary through a merger and for

FCC designation of that subsidiary as an FCC authorized common carrier allowed to purchase up to 49% of COMSAT. On January 21, 1999, the Chairman of the House Committee on Commerce and the Chairman of the Senate Subcommittee on Communications sent a letter to the FCC urging it not to take any action to permit any company to purchase more than 10% of COMSAT prior to Congress amending the Communications Satellite Act of 1962. An amendment to the Satellite Act may involve the privatization of Intelstat and lifting ownership limits on COMSAT.

  If the FCC does not proceed with its review of our filings related to the tender offer or does not otherwise proceed on the schedule that we anticipate, we may not be able to complete the tender offer by September 18, 1999. If the tender offer is not completed by September 18, 1999, any of the parties may terminate the merger agreement. The parties may elect to not do this or elect to amend the agreement to extend this date. There are other conditions to consummating the tender offer, including antitrust clearance by the Department of Justice.

  Consummation of the merger is subject to, among other things, the closing of the tender offer, the enactment of federal legislation necessary to allow us to acquire the remaining COMSAT shares and certain additional regulatory approvals. If Congress does not make progress on satellite reform legislation, even if the tender offer is completed, the merger may not occur in 1999. On the other hand, if Congress timely acts on the legislation, the merger may occur in 1999. If the necessary legislation is not enacted or the additional regulatory approvals are not obtained, even if we consummate the tender offer, we will not be able to consummate the merger nor will we be able to control COMSAT.

  In August 1998, we formed Lockheed Martin Global Telecommunications, Inc., a wholly-owned subsidiary, to focus on expanding our presence in the global telecommunications services market. Effective in January 1999, we transferred certain investments in joint ventures and business units from some of our sectors to this subsidiary. If the COMSAT transaction is consummated, we intend to combine COMSAT's operations with this subsidiary's operations.

                                Use of Proceeds

  We will use the net proceeds from the sale of the debt securities for general corporate purposes. These purposes may include repayment of debt, working capital needs, capital expenditures, acquisitions and any other general corporate purpose. If we identify a specific purpose for the net proceeds of an offering, we will describe that purpose in the applicable prospectus supplement.

                       Ratio of Earnings to Fixed Charges

  The following table shows ratios of earnings to fixed charges, which are unaudited, for each of the periods indicated. The ratios include us, our consolidated subsidiaries and companies in which we own 50% or less of the equity. For the table's purposes, "earnings" are determined by adding "total fixed charges," excluding interest capitalized, to earnings from continuing operations before income taxes, eliminating equity in undistributed earnings and adding back losses of companies in which we own 20% to 50% of the equity. "Total fixed charges" consists of interest on all indebtedness, amortization of debt discount or premium, interest capitalized, and an interest factor attributable to rents.

                               Year Ended December 31,
                               -----------------------
             1998           1997                   1996                   1995                   1994
             ----           ----                   ----                   ----                   ----
             2.8x           3.1x                   3.5x                   4.1x                   5.6x

                         Description of Debt Securities

  As used in this prospectus, "debt securities" means the debentures, notes, bonds and other evidences of indebtedness that we issue and a trustee authenticates and delivers under the applicable indenture. We will describe the particular terms of any series of debt securities, and the extent to which the general terms summarized below may apply, in the prospectus supplement relating to that series.

  We initially will issue debt securities under an indenture between us and U.S. Bank Trust National Association, as trustee, and have summarized selected provisions of this indenture on the following pages. The summary is not complete. The form of this indenture has been filed as an exhibit to this registration statement and you should read the indenture for provisions that may be important to you. If you would like more information on these provisions, see "Where You Can Find More Information" on how to locate the indenture.

  If we use another trustee or another indenture for a series of debt securities, we will provide the details in a prospectus supplement. We will file the forms of any other indentures with the SEC at the time we use them.

Terms

  The indenture provides for the issuance of debt securities in one or more series. A prospectus supplement relating to a series of debt securities will include specific terms relating to the offering. These terms will include some or all of the following:

  .  the title and type of the debt securities;

  .  any limit on the total principal amount of the debt securities;

  .  the price or prices at which we will sell the debt securities;

  .  the maturity date or dates of the debt securities;

  . the rate or rates, which may be fixed or variable, per annum at which the debt securities will bear interest and the date from which such interest will accrue;

  . the dates on which interest will be payable and the related record dates;

  . whether payments of principal or interest will be determined by any index, formula or other method and the manner of determining the amount of such payments;

  .  the place or places of payments on the debt securities;

  . any redemption dates, prices, obligations and restrictions on the debt securities;

  . any mandatory or optional sinking fund or purchase fund or analogous provisions;

  . the denominations in which the debt securities will be issued, if other than $1,000 or multiples of $1,000;

  . the currency in which principal and interest will be paid, if other than US Dollars;

  . any provisions granting special rights upon the occurrence of specified events;

  . any deletions from, changes in or additions to the events of default or the covenants specified in the indenture;

  . any trustees, authenticating or paying agents, transfer agents, registrars or other agents for the debt securities if other than U.S. Bank Trust National Association;

  .  any conversion or exchange features of the debt securities;

  .  any special tax implications of the debt securities; and

  .  any other material terms of the debt securities.

  We may issue debt securities that are convertible into or exchangeable for our common stock, or the debt or equity of another company. We may also continuously offer debt securities in a medium term note program. If we issue these types of debt securities, we will provide additional information in a prospectus supplement.

  We may sell debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that, at the time of issuance, is different than market rates. When we refer to the principal and interest on debt securities, we also mean the payment of any additional amounts that we are required to pay under the indenture or the debt securities, including amounts for certain taxes, assessments or other governmental charges imposed on holders of debt securities.

Denomination, Form, Payment and Transfer

  Normally, we will denominate and make payments on debt securities in U.S. dollars. If we issue debt securities denominated, or with payments, in a foreign or composite currency, a prospectus supplement will specify the currency or composite currency.

  We may from time to time issue debt securities as registered securities. This means that holders will be entitled to receive certificates representing the debt securities registered in their name. You can transfer or exchange debt securities in registered form without service charge, upon reimbursement of any taxes or government charges. This transfer or exchange can be made at the trustee's corporate trust office or at any other office maintained by us for such purposes. If the debt securities are in registered form, we can pay interest by check mailed to the person in whose name the debt securities are registered on the days specified in the indenture.

  As a general rule, however, we will issue debt securities in book-entry form. This means that one or more permanent global certificates registered in the name of a depositary, or a nominee of the depositary, will represent the debt securities. Only persons who have accounts with depositaries, which are known as participants, or persons that may hold interests through participants, can have beneficial ownership interests in global certificates representing a series of debt securities. The depositary will maintain a computerized book-entry and transfer system that keeps track of the principal amounts of debt securities held in the accounts of participants. Participants keep records of the interests of their clients who have purchased debt securities through them. Beneficial ownership interests in debt securities issued in book-entry form may be shown only on, and may be transferred only through, records maintained by the depositary and its participants. Some states require that certain purchasers receive securities only in certificate form. These state laws may limit the ability of beneficial owners to transfer their interests.

  The Depositary Trust Company, or DTC, frequently acts as the depositary for debt securities. DTC is owned by a number of its participants and by the NYSE, AMEX and the NASD. The information below regarding DTC, which is based on information from DTC, has been provided for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. If the debt securities of any series are issued in book-entry form and the depositary is someone other than DTC, we will provide you with additional information in a prospectus supplement.

  DTC holds securities that its participants deposit. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC's book-entry system is also available to other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. DTC electronically records the settlement among participants of their securities transactions in deposited securities. Issuers make interest and principal payments to DTC, which in turn credits payments to participants' accounts according to their beneficial ownership interests as reflected in DTC's records. In addition, DTC currently assigns any voting rights to participants by using an omnibus proxy. These payments and voting rights are governed by the customary practices between the participants and holders of beneficial interests.

  DTC will be the sole owner of the global certificates. We, the trustee and the paying agent have no responsibility or liability for the records relating to beneficial ownership interests in the global certificates or for the payments of principal and interest due for the accounts of beneficial holders of interests in the global certificates. The global certificates representing a series of debt securities normally may not be transferred except by DTC to its nominees or successors in accordance with the indenture. A series of debt securities represented by global certificates will be exchangeable for debt securities in registered form with the same terms in authorized denominations if:

  . DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depositary within 90 days; or

  . we decide not to require all of the debt securities of a series to be represented by global certificates and notify the trustee of that decision.

Events of Default

  Unless we indicate otherwise in a prospectus supplement, the following are events of default under the indenture with respect to any issued debt securities:

  . failure to pay the principal or any premium on any debt security of that series when due;

  . failure for 30 days to pay interest on any debt security of that series when due;

  . failure to perform any other covenant in the indenture that continues for 90 days after we have been given written notice of such failure; or

  .  certain events in bankruptcy, insolvency or reorganization.

  An event of default for one series of debt securities does not necessarily constitute an event of default for any other series. The trustee may withhold notice to the debt securities holders of any default, except a payment default, if it considers such action to be in the holders' interests.

  If an event of default occurs and continues, the trustee, or the holders of at least 25% in aggregate principal amount of the debt securities of the series, may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the acceleration of payment.

  The indenture provides that the trustee has no obligation to exercise any of its rights at the direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in principal amount of any series of debt securities have the right to direct any proceeding, remedy, or power available to the trustee with respect to that series.

Certain Covenants

  Under the indenture, we will agree to:

  . pay the principal, interest and any premium on the debt securities when due;

  .  maintain a place of payment;

  . deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indenture; and

  . deposit sufficient funds with any paying agent on or before the due date for payment of any principal, interest or any premium.

  The indenture restricts our ability and the ability of certain of our subsidiaries to encumber certain assets, including principal properties. If we, or any restricted subsidiary, as defined below, pledge or mortgage any of our property to secure any debt, then we will, unless an exception applies, pledge or mortgage the same property to the trustee to secure the debt securities for as long as such debt is secured by such property.

  This restriction will not apply in certain situations. Assets may be encumbered if the encumbrance is a permitted lien, as defined below, without regard to the amount of debt secured by the encumbrance. Assets also may be encumbered if the sum of the following does not exceed 10% of our consolidated net tangible assets:

  .  the amount of debt secured by such assets, plus

  . the total amount of other secured debt not permitted by this restriction, excluding debt that is secured by a permitted lien, plus

  . the total amount of secured debt existing at the date of the indenture, plus

  . the total amount of attributable debt in respect of certain sale-leaseback transactions.

  Permitted liens include:

  . liens on a corporation's property, stock or debt at the time it becomes a restricted subsidiary;

  . liens on property at the time we or a restricted subsidiary acquires the property, provided that no such lien extends to any of our other property or any other property of a restricted subsidiary;

  . liens securing payment of a property's purchase price or to secure debt incurred within one year after the property's acquisition for the purpose of financing the purchase price;

  . liens securing debt owing by a restricted subsidiary to us or another restricted subsidiary;

  . liens on property of an entity at the time such entity is merged into or consolidated with us or a restricted subsidiary or at the time we or a restricted subsidiary acquire all or substantially all of the assets of the entity;

  . liens in favor of any customer to secure payments or performance pursuant to any contract or statute, any related indebtedness, or debt guaranteed by a government or governmental authority;

  . liens arising pursuant to any order of attachment, distraint or similar legal process so long as the execution or other enforcement is effectively stayed and the claims secured are being contested in good faith by appropriate proceedings;

  . materialmen's, suppliers', tax or similar liens arising in the ordinary course of business for sums not overdue or which are being contested in good faith by appropriate proceedings; and

  . any renewal, extension or replacement for any lien permitted by one of the exceptions described above or a lien existing on the date that debt securities of a series are first issued, provided that the renewal, extension, or replacement is limited to all or any part of the same property subject to the existing lien.

  Except in certain circumstances, the indenture also restricts our ability and the abilities of certain of our subsidiaries to enter into sale-leaseback transactions. The indenture will not otherwise limit our ability to incur additional debt, unless we tell you this in a prospectus supplement.

  The following are summaries of definitions for certain terms we have just used. For the full definition of these terms, you should refer to the form of the indenture filed as an exhibit to the registration statement.

  Attributable debt for a lease means the carrying value of the capitalized rental obligation determined under generally accepted accounting principles.

  Consolidated net tangible assets means our total assets, including the assets of our subsidiaries, as reflected in our most recent balance sheet, less current liabilities, goodwill, patents and trademarks.

  Principal property means, with certain exceptions, any manufacturing facility located in the United States and owned by us or by one or more restricted subsidiaries and which has, as of the date the lien is incurred, a net book value, after deduction of depreciation and similar charges, greater than 3% of consolidated net tangible assets, or any manufacturing facility or other property declared to be a principal property by our chief executive officer or chief financial officer by delivery of a certificate to that effect to the trustee.

  Restricted subsidiary means one of our subsidiaries that has substantially all of its assets located in, or carries on substantially all of its business in, the United States and that owns a principal property, except that a subsidiary shall not be a restricted subsidiary if its shares are registered with the SEC or if it is required to file periodic reports with the SEC.

  Sale-leaseback transaction means, subject to certain exceptions, an arrangement pursuant to which we, or a restricted subsidiary, transfer a principal property to a person and contemporaneously lease it back from that person.

Consolidation, Merger or Sale

  We may neither consolidate with nor merge into another corporation nor transfer all or substantially all of our assets to another corporation unless:

  . the successor corporation assumes all of our obligations under the debt securities and the indenture;

  . immediately after giving effect to the transaction, no event of default and no circumstances which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing; and

  . we have delivered to the trustee an officers' certificate and a legal opinion confirming that we have complied with the indenture.

Redemption, Sinking Fund and Defeasance

  We may redeem some or all of the debt securities at our option, subject to the conditions stated in the applicable prospectus supplement. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms.

  The indenture permits us to discharge or defease certain of our obligations for any series of debt securities at any time. We may defease a series of debt securities by depositing with the trustee cash or government securities sufficient to pay all sums due on that series. Under certain circumstances, if we defease a series of debt securities, our legal obligation to pay principal, interest and any premium on that series will be discharged. We can defease one series of debt securities without defeasing any other series.

  Under U.S. federal income tax law, a discharge of our obligation to pay principal, interest and any premium on the debt securities would be treated as an exchange of the debt securities for a new security representing an interest in the trust. Each holder would be required to recognize gain or loss equal to any difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders would not be required to recognize gain or loss in the event of a defeasance of certain contractual obligations without a discharge of our legal obligation to pay principal, interest and any premium on the debt securities. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than U.S. federal income tax law.

Changes to the Indenture

  Holders who own more than 50% in principal amount of the debt securities of a series can agree with us to change the provisions of the indenture relating to that series. However, no change can affect the payment terms or the percentage required to change other terms without the consent of all holders of debt securities of the affected series.

  We may enter into supplemental indentures for other specified purposes and to make changes that would not materially adversely affect your interests, including the creation of any new series of debt securities, without the consent of any holder of debt securities.

Initial Trustee

  U.S. Bank Trust National Association will serve as trustee under the indenture. It also is the trustee under other indentures pursuant to which our debt securities have been issued. If we use a different trustee for any debt securities, we will let you know in a prospectus supplement.

                              Plan of Distribution

  We may sell any series of debt securities:

  .  through underwriters or dealers;

  .  through agents; or

  .  directly to one or more purchasers.

  For each series of debt securities, the prospectus supplement will describe:

  .  the initial public offering price;

  .  the names of any underwriters, dealers or agents;

  .  the purchase price of the debt securities;

  .  our proceeds from the sale of the debt securities;

  . any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

  .  any discounts or concessions allowed or reallowed or paid to dealers;
     and

  . the securities exchanges on which the debt securities will be listed, if any.

  If we use underwriters in the sale, they will buy the debt securities for their own account. The underwriters may then resell the debt securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. The underwriters will be obligated to purchase all the debt securities offered if they purchase any debt securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

  If we use dealers in the sale, we will sell debt securities to such dealers as principals. The dealers may then resell the debt securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of debt securities in any state that does not permit such an offer.

  Underwriters, dealers and agents that participate in the debt securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the debt securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

  We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the debt securities from us on a future date at a specified price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

  Underwriters, dealers and agents may be our customers or may engage in transactions with us or perform services for us in the ordinary course of business.

                        Validity of the Debt Securities

  King & Spalding, Washington, D.C., will issue an opinion about the legality of the debt securities for us. Underwriters, dealers or agents, who we will identify in a prospectus supplement, may have their counsel opine about certain legal matters relating to the debt securities.

                                    Experts

  Ernst & Young LLP, our independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998 as set forth in their report, which is incorporated by reference into this prospectus. Our consolidated financial statements are incorporated by reference in reliance upon their report, given upon their authority as experts in accounting and auditing.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes and the debentures offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................  S-2
Recent Developments........................................................  S-2
Use of Proceeds............................................................  S-5
Capitalization.............................................................  S-6
Ratio of Earnings to Fixed Charges.........................................  S-6
Selected Historical Financial Information..................................  S-7
Description of Debt Securities.............................................  S-9
Underwriting............................................................... S-14
Validity of the Debt Securities............................................ S-15

                                   Prospectus

About This Prospectus......................................................   2
Where You Can Find More Information........................................   2
Forward-Looking Statements.................................................   3
Lockheed Martin Corporation................................................   4
Use of Proceeds............................................................   5
Ratio of Earnings to Fixed Charges.........................................   5
Description of Debt Securities.............................................   6
Plan of Distribution.......................................................  12
Validity of the Debt Securities............................................  13
Experts....................................................................  13

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                                 $3,000,000,000

                          Lockheed Martin Corporation

                                  $750,000,000

                        7.95% Notes due December 1, 2005

                                 $1,000,000,000

                        8.20% Notes due December 1, 2009

                                 $1,250,000,000

                     8.50% Debentures due December 1, 2029

                                ---------------

                    [logo of Lockheed Martin appears here]

                                ---------------

                              Goldman, Sachs & Co.
                               J.P. Morgan & Co.
                         Banc of America Securities LLC
                         Banc One Capital Markets, Inc.
                            Bear, Stearns & Co. Inc.
                           Credit Suisse First Boston
                           Deutsche Banc Alex. Brown
                         Nesbitt Burns Securities Inc.
                              Salomon Smith Barney

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